UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-40617

Regencell Bioscience Holdings Limited

9/F, Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Registration Statement on Form F-3 (No. 333-294722) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 30, 2026 and the prospectus supplement (No. 333-294722) filed with the Commission on March 30, 2026 by Regencell Bioscience Holdings Limited (the “Company”), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Regencell Bioscience Holdings Limited Announces First Half 2026 Management Financial Results
99.2	Unaudited Condensed Consolidated Financial Statements of Regencell Bioscience Holdings Limited as of and for the Six Months Ended December 31, 2025 and 2024
101.INS	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2026

Regencell Bioscience Holdings Limited

	By:	/s/ Yat-Gai Au
		Name:	Yat-Gai Au
		Title:	Chief Executive Officer and Chairman of the Board of Directors

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